SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended March, 2014

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

This press release was issued on the evening of 13 March 2014.

13 March 2014

BP reaches administrative agreement with EPA
resolving suspension and debarment

Agreement clears the way for BP to enter into new contracts with federal government

BP today announced that it has entered into an administrative agreement with the United States Environmental Protection Agency (EPA), on behalf of the federal government, resolving all matters related to the suspension, debarment and statutory disqualification of BP following the Deepwater Horizon accident and oil spill. As a result of this agreement, BP is once again eligible to enter into new contracts with the US government, including new deepwater leases in the Gulf of Mexico.

The administrative agreement applies to all of the suspended and debarred BP entities, including BP Exploration & Production Inc., BP p.l.c. and certain affiliated companies.

"After a lengthy negotiation, BP is pleased to have reached this resolution, which we believe to be fair and reasonable," said John Mingé, Chairman and President of BP America, Inc. "Today's agreement will allow America's largest energy investor to compete again for federal contracts and leases."

Under the terms and conditions of the administrative agreement, which will apply for five years, BP has agreed to a set of safety and operations, ethics and compliance, and corporate governance requirements, including those contained in the remedial order stemming from BP's 2012 Plea Agreement with the US Department of Justice and Final Judgment Order with the US Securities and Exchange Commission.

As part of the administrative agreement, BP will dismiss the lawsuit it filed against the EPA in federal court in Texas for improper statutory disqualification and suspension.

About BP in US:

Over the past five years, BP has invested nearly $50 billion in the US - more than any other energy company. BP is a leading producer of oil and gas and provides enough energy annually to light nearly the entire country for a year. Employing approximately 20,000 people in all 50 states, BP supports more than 260,000 jobs total through all of its business activities. For more information, go to www.bp.com/us.

Further information:

BP US Press Office: +1 281 366 4463, uspress@bp.com

-- ENDS --

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 14 March, 2014

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary